UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K
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Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2015
Commission File Number 001-35505
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BROOKFIELD PROPERTY PARTNERS L.P.
(Exact name of registrant as specified in its charter)

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73 Front Street, Hamilton, HM 12 Bermuda
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2015	BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, Brookfield Property Partners Limited

		By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

EXHIBIT LIST

Exhibit	Description

 99.1 Management’s Discussion and Analysis of Financial Results of Brookfield Property Partners L.P. as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014

99.2 Unaudited condensed consolidated financial statements of Brookfield Property Partners L.P. as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014

99.3 Certification of Chief Executive Officer of Brookfield Property Group LLC, a manager of Brookfield Property Partners L.P.

99.4 Certification of Chief Financial Officer of Brookfield Property Group LLC, a manager of Brookfield Property Partners L.P.